Mail Stop 6010

December 19, 2006

Via U.S. Mail and Facsimile to (408) 987-2504

Charles B. Eddy
Chief Financial Officer
Intevac, Inc.
3560 Bassett Street
Santa Clara, CA 95054

> **Re:** **Intevac, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 15, 2006**
> **Form 8-K filed October 30, 2006**
> **File No. 000-26946**

Dear Mr. Eddy

We have reviewed your filing and have the following comments. We have limited our review of your filing to only those issues we have addressed in the comments. In the comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed October 30, 2006

1.   We note that you present your non-GAAP measures and reconciliations in the
        form of adjusted statements of operations. This format may be confusing to
        investors as it also reflects several non-GAAP measures, including non-GAAP
        cost of revenue, non-GAAP gross profit, non-GAAP gross margin, non-GAAP
        research and development expense, non-GAAP selling, general and administrative
        expense, non-GAAP total operating expense, non-GAAP operating income, non-
        GAAP profit before provision for income taxes, non-GAAP provision for income
        taxes, non-GAAP net income, non-GAAP basic income per share, and non-GAAP
        diluted income per share, which have not been described to investors. In fact, it
        appears that management does not use these non-GAAP measures but they are
        shown here as a result of the presentation format. Please note that Instruction 2 to
        Item 2.02 of Form 8-K requires that when furnishing information under this item
        you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of
        Regulation S-K, including a reconciliation to the directly comparable GAAP
        measure for **each** non-GAAP measure presented and explain why you believe the
        measures provide useful information to investors.

        ·   To eliminate investor confusion, please remove the adjusted statements of
               income from all future filings and instead disclose only those non-GAAP
               measures used by management that you wish to highlight for investors, with
               the appropriate reconciliations.

        ·   Please note that in the event that your Form 8-K is incorporated by reference
               into a 33 Act registration statement, we may have additional questions relating
               to the appropriateness of this information being included in a document filed
               with, and not just furnished to, the Commission. At that time, we may request
               an amendment to the Form 8-K.

2.   Please also revise future filings to include all the substantive disclosures outlined
        in Questions 8 and 13 of the Frequently Asked Questions Regarding the Use of
        Non-GAAP Measures dated June 13, 2003. Please revise your disclosure to
        explain in greater detail:

        ·   the substantive reasons why management believes the non-GAAP measure
               provides useful information to investors;

        ·   the specific manner in which management uses the non-GAAP measure to
               conduct or evaluate its business;

        ·   the economic substance behind management's decision to use the measure;
               and

- the material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, including the manner in which management compensates for these limitations when using the non-GAAP measure.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3603 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant